By EDGAR

November 21, 2007

TO:

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RE:

PRIMEWEST ENERGY TRUST (THE “TRUST”) –

RESULTS OF SPECIAL MEETING OF SECURITYHOLDERS HELD ON NOVEMBER 21, 2007

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, please be advised that in connection with the Special Meeting of Securityholders of the Trust held on November 21, 2007, the following matter was considered and approved in the manner set forth below at the Meeting:

1.

By proxy and ballot, a special resolution of Securityholders pertaining to the approval of the Arrangement Resolution set forth in Appendix “A” to the Information Circular and Proxy Statement of the Trust dated October 19, 2007.

Total
Votes For	56,868,377
Votes Against	2,672,184
Total Votes Cast	59,540,561
Percentage of Votes in Favour of Resolution	95.51%
Percentage of Votes Against Resolution	4.49%

We trust that you will find the foregoing to be of assistance.

PRIMEWEST ENERGY TRUST BY: PRIMEWEST ENERGY INC.
Per:	/s/ Donald A. Garner
Donald A. Garner President and Chief Executive Officer